Exhibit 99.1

Tankers Inc. Announces First Quarter Results

MONACO--(Marketwire - June 24, 2010) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers", or the "Company") today reported its results for the three months ended March 31, 2010.

The Company recorded net income of $1.2 million or $0.21 basic and $0.21 diluted earnings per share for the three months ended March 31, 2010 compared to net income of $2.8 million or $0.50 basic and $0.50 diluted earnings per share for the three months ended March 31, 2009. The weighted average outstanding number of outstanding shares (basic and diluted) for both periods was 5,589,147.

Recent Events

Initial Public Offering

On April 6, 2010, the Company closed on the sale of 12,500,000 shares of common stock at $13.00 per share in its initial public offering and received net proceeds of $149.6 million after deducting underwriters' discounts and offering expenses.

On May 4, 2010, the Company issued 450,000 shares of common stock at $13.00 and received $5.4 million, after deducting underwriters' discounts, when the underwriters in the Company's initial public offering partially exercised their over-allotment option.

Vessel Acquisitions

On June 9, 2010, Scorpio Tankers announced that it took delivery of three products tanker vessels that the Company previously agreed to acquire. Two of the tankers are LR1 ice class 1A sister ships, STI Harmony and STI Heritage, and were acquired for an aggregate price of $92.0 million, which includes an estimated $2.5 million related to the value of the existing time charter contracts. The third vessel delivered was STI Conqueror, which is a Handymax ice class 1B ship, and was acquired for $26.0 million.

The Company has agreed to acquire three additional Handymax tankers that are scheduled to be delivered by the end of July 2010 for an aggregate price of $76.0 million.

Credit Facilities

On April 9, 2010, the Company repaid in full the outstanding balance of $38.9 million of the 2005 credit facility from the proceeds of the initial public offering.

On June 2, 2010, the Company executed the $150 million credit facility, which will be used to partially finance vessel acquisitions. The Company currently has drawn down $19.0 million.

Explanation of Variances on the First Quarter Results

Net Income for the three months ended March 31, 2010 decreased $1.6 million to $1.2 million from the three months ended March 31, 2009. The following were the significant changes between the two periods:

-- Vessel revenue decreased $3.4 million because the revenue for the period ended March 31, 2009 included a vessel chartered-in, and the daily time charter equivalent rate from the pool decreased from $28,012 to $18,928.
-- Charter hire expense decreased $2.4 million because a vessel was chartered-in during the period ended March 31, 2009.
-- The net change in the realized and unrealized derivative financial instruments (i.e. interest rate swap) and other expenses was a reduction  in income of $0.7 million

Scorpio Tankers Inc and Subsidiaries
Condensed Combined Income Statements

	For the three months
	Ended March 31,
	2010	2009
Revenue:
Vessel revenue	6,155,440	9,542,015

Operating expenses:
Charter hire	-	(2,383,515)
Vessel operating costs	(2,385,846)	(2,448,305)
Depreciation	(1,652,055)	(1,663,315)
General and administrative expenses	(146,051)	(80,069)

Total Operating Expenses	(4,183,952)	(6,575,204)

Operating Income	1,971,488	2,966,811

Other Income and (Expense)
Interest income	78	3,496
Bank loan interest	(94,624)	(259,768)
Realized loss on derivative financial instruments	(222,796)	(119,135)
Unrealized (loss)/ gain on derivative financial instruments	(146,696)	184,482
Other expenses, net	(342,930)	(7,535)

Total Income and Expense	(806,968)	(198,460)

Net Income	1,164,520	2,768,351

Weighted average outstanding shares basic and diluted	5,589,147	5,589,147

Net earnings per share
Basic	$0.21	$0.50
Diluted	$0.21	$0.50

Scorpio Tankers Inc and Subsidiaries
Condensed Combined Balance Sheets

	As of	As of
	March 31, 2010	December 31, 2009
ASSETS
Current Assets
Cash and cash equivalents	$3,343,390	$444,497
Accounts receivable	1,606,349	1,438,998
Prepaid expenses	2,309,025	583,944
Shareholder receivable	-	1,928,252
Inventories	498,242	433,428
Total Current Assets	7,757,006	4,829,119

Non-Current Assets
Vessels and drydock	97,942,213	99,594,267
TOTAL ASSETS	$105,699,219	$104,423,386

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Bank loan	$3,600,000	$3,600,000
Accounts payable	1,071,522	656,002
Accrued expenses	1,402,630	953,532
Derivative financial instruments	797,685	814,206
Total Current Liabilities	6,871,837	6,023,740

Non-Current Liabilities
Bank loan	35,300,000	36,200,000
Derivative financial instruments	1,034,320	871,104
Total Non-Current Liabilities	36,334,320	37,071,104

Total Liabilities	43,206,157	43,094,844

Shareholder's Equity
Share capital	55,891	55,891
Additional paid-in capital	46,272,339	46,272,339
Merger reserve	13,292,496	13,292,496
Retained earnings	2,872,336	1,707,816

Total Shareholder's Equity	62,493,062	61,328,542

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$105,699,219	$104,423,386

Scorpio Tankers Inc and Subsidiaries
Condensed Combined Cash Flow Statements

	For the Three Months
	Ended March 31,
	2010	2009
Operating Activities
Net Income	$1,164,520	$2,768,351
Depreciation	1,652,055	1,663,315
Unrealized (gain)/loss on derivatives	146,696	(184,482)
	2,963,271	4,247,184
Changes in assets and liabilities:
Drydock payments	(99,958)	-
Increase in inventory	(64,814)	38,429
Decrease/(increase) in accounts receivable	(167,353)	134,139
Decrease/(increase) in prepaid expenses	(787,582)	5,460
Increase/(decrease) in accounts payable	933,147	96,360
Increase/(decrease) in accrued expenses	449,098	(15,226)
Net (payments)/receipts to/from shareholder	1,928,253	(3,349,335)
	2,190,791	(3,090,173)

Net Cash Inflow from Continuing Operating Activities	5,154,062	1,157,011

Financing Activities
Dividends paid	-	(2,269,502)
Loan facility fees	(937,500)	-
Bank loan repayment	(900,000)	(900,000)
Payment for stock offering	(417,669)	-

Net Cash Outflow from Financing Activities	(2,255,169)	(3,169,502)

Increase/(Decrease) in Cash and Cash Equivalents	2,898,893	(2,012,491)

Cash and cash equivalents at January 1	444,497	3,607,635

Cash and Cash Equivalents at March 31	$3,343,390	$1,595,144

Supplemental information:
Interest paid	$164,327	$231,215

Fleet List as of June 24, 2010
						Time Charter Info
				Ice		Daily Base
	Vessel Name	Year Built	DWT	Class	Employment	Rate	Expiry (A)

1	Noemi	2004	72,515	-	Time Charter (B)	$ 24,500	21-Jan-2012
2	Senatore	2004	72,514	-	Time Charter	$ 26,000	4-Oct-2010
3	Venice	2001	81,408	1C	SPTP (C)	N/A	N/A
4	STI Conqueror	2005	40,158	1B	SHTP (D)	N/A	N/A
5	STI Harmony	2007	73,919	1A	Time Charter (E)	$ 25,500	17-Oct-2010
6	STI Heritage	2008	73,919	1A	Time Charter (E)	$ 25,500	8-Jan-2011
			414,433

Vessels Agreed to be Acquired
1	STI Gladiator	2003	40,083	-	SHTP (D)	N/A	N/A
2	STI Matador	2003	40,096	-	SHTP (D)	N/A	N/A
3	STI Highlander	2007	37,145	1A	SHTP (D)	N/A	N/A
			117,324

			531,757

(A) Redelivery from the charterer is plus or minus 30 days from the expiry date.
(B) Noemi is time chartered by King Dustin, which is a related party.
(C) The vessel operates in Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by Scorpio Commercial Management (SCM). SPTP and SCM are  related parties to the Company.
(D) The vessel operates in Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM).  SHTP and SCM are related parties to the Company.
(E) STI Harmony and STI Heritage were acquired with existing time charter contracts that commenced in October 2007 and January 2008,  respectively.  The vessels are chartered to subsidiaries of Liberty, which are related parties.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns four LR1 product tankers, one Handymax tanker, and one post-Panamax tanker with an average age of 5.2 years and has signed agreements to purchase three Handymax tankers. Additional information about the Company is available at the Company's website www.scorpiotankers.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:
Scorpio Tankers Inc.
212-542-1616